Agricore United™

04 JAN -8 AM 7:21

04012112

January 5, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   January 5, 2004 (Agricore United announced a new integrated risk financing program)

Yours very truly,

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

dw 1/15

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

SEC File No. 82-34725

Agricore United increases future revenue stability

January 5, 2004 (Winnipeg) - Agricore United announced today it has entered into a new integrated risk financing program to take effect January 1, 2004 that will cover many of its traditionally insured risks and enhance its existing grain volume insurance program placed on January 1, 2003.

The risk financing program will be written for an initial three-year term. The multi-year program, which carries an additional $20 million of grain volume coverage in addition to the $25 million currently in place, will provide the company with cost-effective protection from revenue reductions that may result from significant declines in industry-wide grain handling, which typically occur following drought years.

"In addition to providing coverage similar to that existing for our traditional insurance exposures, this program will further improve the stability of Agricore United's cash flow," said Peter Cox, Chief Financial Officer.

Developed with Willis Group Holdings (New York), the new program will be underwritten by a member of the Swiss Re Group, a long-term risk partner of Agricore United. The program will provide an insuring platform similar to heritage UGG's integrated risk financing program, which took effect December 31, 1999 and continued until December 31, 2002. The UGG program was a first in providing grain handling volume insurance within a pioneering financial agreement to include insurance coverage for a major business risk as well as traditional property and casualty risks.

"As with the Heritage UGG program, this new vehicle is intended to lower the annual long term cost of risk while at the same time reducing cash flow volatility," added Cox.

A normal shipping year in Western Canada would see 32 to 33 million metric tonnes of grain shipped. The new integrated program provides coverage when shipments drop below about 25 million tonnes down to a limit of 19 million tonnes – the level experienced in the 2003 crop year (following one of the three worst droughts in the last 90 years).

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:

Mike McAndless
Director, Risk Management
(204) 944-5442

Peter Cox
Chief Financial Officer
(204) 944-5556